THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE LOAN AGREEMENT
(Promissory Note)

Date of Loan: [EFFECTIVE DATE]

Amount of Loan: [AMOUNT]

City and State of Lender: [CITY, STATE]

Payment Start Date: [FIRST PAYMENT]

For value received California Fruit Wine Corp., a California Corporation (the "***Borrower***" or the "***Company***"), hereby promises to pay to the order of [INVESTOR NAME] ("***Lender***"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1. **Definitions**.

(a) "***Gross Revenues***" means all of the Borrower's cash receipts, from all sales of any kind, including prepaid licenses, without any deduction or offset except for sales tax.

(b) "***Lenders***" means all of the purchasers of Notes in the crowdfunding offering of which this Note is a part.

(c) "***Measurement Period***" means the period of time with respect to which a payment is made.

(d) "***Note***" means this Note. "***Notes***" means all of the Notes issued in the crowdfunding offering of which this Note is a part.

(e) "***Payment Start Date***" means the date specified above, except in the case of a Permitted Deferral.

(f) "***Permitted Deferral***" is defined in Section 3.1(a) hereof.

(g) "***Pro-Rata Share***" or a Lender's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Notes issued to such Lender, and the

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denominator of which is the total amount of the Notes issued in this offering.

      (h)   "**Repayment Amount**" means amount that is 1.5x the amount of the Loan.

      (i)   "**Revenue Percentage**" means an amount that is proportional to the funds raised on the Wefunder platform. The percentage is calculated at a rate of 1% per $125,000 raised. If $50,000 is raised the revenue percentage would be 0.4% of gross quarterly revenues. If $500,000 is raised the revenue percentage would be 4% of gross quarterly revenues. In all instances, the total share of revenue will only be on the first $800,000 in quarterly gross revenues. Any revenue above $800,000 will not be included in calculating the proportional revenue percentage. All Lenders in the offering who invest the same amount will receive the same Revenue Percentage based on the amount of their Loans.

2. **Basic Terms**.

      (a)   **Group of Revenue Loans**. This Loan is issued as part of a group of identical loans issued to a number of investors in the offering.

      (b)   **When Paid in Full**. The loan will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.

      (c)   **Interest Rate.** The interest rate on this Loan is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.

3. **Payments.**

      (a)   **Quarterly Payments**. Beginning on the Payment Start Date, Borrower shall make quarterly payments to the Lender until the Repayment Amount is repaid in full ; *provided, however*, that at any time the Company may defer up to 1 of such payments upon notice to Lender (each, a "*Permitted Deferral*").

      (b)   **Amount of Each Payment**. The amount of each payment shall be the product of the Revenue Percentage and the Gross Revenues from the Measurement Period ended immediately prior to the payment date.

      (c)   **Timing of Payment**. The Borrower will make the payment to the Lender hereunder (or cause the payments to be made through an agent) within thirty (30) days of the end of each Measurement Period.

      (d)   **Order of Application of Payments**. All payments under this Agreement shall be applied first to interest and then to principal.

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(e) **Place of Payment.** All amounts payable hereunder shall be payable at the office of WeFunder, Inc., c/o Lender, [Investor Name]_____, unless another place of payment shall be specified in writing by Lender.

(f) **Pro Rata Payments**. All payments will be made pro rata among all of the Lenders.

4. **Prepayment**. The Borrower may pay off all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all of the Loans. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Lenders based on the amount of their Loans to the Borrower.

5. **Characterization of Investment**. The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6. **Sharing of Payments.** If the Lender shall obtain any payment from the Borrower, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Loan in excess of its Pro-Rata Share of such payments, the Lender shall remit the excess amount to WeFunder to be shared ratably with the other investors.

7. **Perks of Investment.** The perks being offered at different levels of investment are valid for the duration of the loan term. There are additional limits to various perks that should be understood upon subscribing to the investment.

(a) The 10% discount perk only offers 10% off the first $200 spent per day or on a single invoice.

(b) The business development shares offered will be issued upon the launch of a bona-fide business development voting system and not at the time of investment.

(c) The bottles of wine are considered a purchase in conjunction with the purchase of the investment instrument. Bottles are available for pick up from 1477 University Ave, San Diego, CA 92103 or available for shipping within the state of California at the cost of the investor. $8.37 in sales tax will be charged if a case of wine is accepted by the investor.

(d) Investor parties are expected to be scheduled after the close of the investment round and will fill on a first to sign-up basis.

8. **Company Representations**

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to

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the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

9. **Investor Representations**

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation

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D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

10. **Default.** Each of the following events shall be an "***Event of Default***" hereunder:

(a) Other than with respect to a Permitted Deferral, Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

(b) Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any [corporate/limited liability company] action in furtherance of any of the foregoing; or

(c) An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

11. **Parity with Other Notes.** The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

12. **Waiver.** Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

13. **Amendments**. Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower the holders of a majority in principal of the Loan Amounts raised in this offering.

14. **Notice**. Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

15. **Governing Law.** This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

16. **Successors and Assigns**. Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

17. **No Stockholder Rights**. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Borrower or any right to vote for the electiSon of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

18. **Tax Withholding**. Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

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19. **Not Effective Until Acceptable by Borrower.** This Agreement is not effective until the Borrower has accepted the Lender's subscription.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

COMPANY:

California Fruit Wine Corp.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):   **INVESTOR:**

[INVESTOR NAME]

Investor Signature

By: _____   By:_____

Name: [Investor Name]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited